Exhibit 99.1

MoneyHero Group Reports Unaudited First Quarter 2026 Results

●	Strong top-line growth with revenue increasing 15% year-over-year to US$16.5 million, driven by higher-margin Wealth and Insurance revenue which growing 31% year-over-year to account for over 28% of revenue compared with 25% in the prior year period

●	Structural cost discipline delivering sustained operating efficiency, with combined technology costs, employee benefits expenses, and advertising and marketing expenses decreasing 13% year-over-year to US$8.5 million through ongoing technology stack simplification, AI-driven automation and streamlined headcount

●	Continued progress toward sustainable profitability, with our net loss at US$(6.7) million, primarily driven by non-cash and currency adjustments, while our Adjusted EBITDA[1] loss narrowed significantly by 68% year-over-year to US$(1.1) million

HONG KONG and SINGAPORE, June 24, 2026 (GLOBE NEWSWIRE) -- MoneyHero Limited (Nasdaq: MNY) (“MoneyHero” or the “Company”), a leading tech- and AI-powered personal finance aggregation and comparison platform and a digital insurance brokerage provider in Greater Southeast Asia, today announced its financial results for the first quarter ended March 31, 2026.

Management Commentary:

Danny Leung, Interim Chief Executive Officer and Chief Financial Officer, stated:

“Our first-quarter performance reflects continued progress toward sustainable, profitable scaling. While we delivered encouraging revenue growth and improved operating efficiency during the quarter, we remain fully focused on executing against our broader full year 2026 objectives and navigating a dynamic operating environment. We delivered revenue of US$16.5 million, increasing a solid 15% year-over-year. More importantly, what stands out is the quality of that growth: our disciplined focus on optimizing unit economics has translated into meaningful operating efficiency gains and stronger monetization across our core markets and verticals.

Geographically, our performance was anchored by our two core markets, which together accounted for over 85% of revenue. Revenue in Hong Kong surged 33% year-over-year to US$8.5 million, further solidifying our market leadership, while revenue in Singapore delivered steady growth of 11% year-over-year to US$5.6 million. Taiwan and the Philippines, continue to recover as the structural leverage we are building there takes firmer hold. In Taiwan, we successfully optimized our localized product yields, driving enhanced conversion efficiencies across our core verticals, while in the Philippines, we prioritized core profitability by strategically reducing lower-margin volume. While these initiatives led to respective year- over-year revenue declines of 17% and 12% in the two markets, they reflect our deliberate prioritization of margin quality over volume, directly supporting improvements in Adjusted EBITDA.

[1]	Adjusted EBITDA is a non-IFRS financial measure. See “Key Performance Metrics and Non-IFRS Financial Measures” section herein for an explanation and reconciliations of non-IFRS measures used throughout this release.

Revenue mix optimization continued to accelerate our margin expansion trajectory. Combined revenue from our higher-margin Wealth and Insurance verticals grew 31% year-over-year to US$4.7 million, accounting for over 28% of revenue, compared with 25% in the prior year period. Our Wealth vertical was the highlight this quarter, with revenue expanding by 53% year-over-year to US$2.5 million. Insurance revenue grew 12% year-over-year to US$2.1 million. Our Personal Loans and Mortgages vertical also contributed, delivering 13% year-over-year revenue growth from US$2.5 million to US$2.8 million.

We continued to make strong progress on our AI transformation initiative this quarter. We expanded AI capabilities across product development and engineering, and began extending AI adoption group-wide. AI has fundamentally changed how we design and build products. Our teams increasingly spend their time directing and refining what AI produces, rather than coding manually, and AI now drives the majority of what we build. This structural operational change underpins our ability to scale output while maintaining a lean technology and employee cost base — a key reason technology costs and employee benefit expenses continue to decline year-over-year. Building on the service-automation milestones we achieved in 2025, we are now extending AI adoption into core processes across the organization to identify further cost-saving and business synergies opportunities, break down silos, and drive cross-functional collaboration. This group-wide expansion is still in the early stages, and we will measure success by tangible operational and financial outcomes.

More importantly, this AI transformation initiative continues to decouple revenue growth from cost base and drive efficiency. As we indicated last quarter, we have now begun leveraging AI to drive revenue growth. AI remains a core pillar of margin expansion and our path toward sustainable profitability.

Operationally, our efficiency gains are structural and enduring. Through disciplined scaling of our AI-integrated architecture, we have structurally optimized our cost base. Our combined technology costs, employee benefit expenses, and advertising and marketing expenses fell 13% year-over-year to US$8.5 million. Even with a more streamlined marketing framework, our approval rates expanded from 36% to 48%, and we still delivered year-over-year growth in total approved applications. Consequently, our Adjusted EBITDA loss narrowed sharply by 68% year-over-year to US$(1.1) million, setting a clear, near-term path toward sustainable Adjusted EBITDA profitability.

Our net loss of US$(6.7) million for the quarter widened from US$(2.4) million in the prior year period due to macroeconomic and non-cash accounting factors — specifically a US$1.1 million non-cash change in the fair value of warrant liabilities and US$2.4 million in net unrealized foreign exchange losses from regional currency fluctuations against the US dollar. Excluding these items, our underlying operational performance, as reflected in our Adjusted EBITDA trajectory, remains robust.

We ended the quarter with a healthy, debt-free balance sheet with US$28.0 million in cash and cash equivalents and US$32.8 million in net current assets as at March 31, 2026. This financial runway allows us to comfortably fund our organic growth roadmap—including the expansion of our TransUnion-backed Credit Hero Club in Hong Kong—while proactively evaluating business expansion opportunities. Looking ahead through the remainder of 2026, we remain confident in our long-term strategy and growth opportunities while continuing to focus on disciplined execution, talent retention, operational efficiency and the successful implementation of key strategic initiatives.”

First Quarter 2026 Financial Highlights

●	Revenue was US$16.5 million, a 15% year-over-year increase from US$14.3 million in the same period last year, with double-digit growth across all of our core verticals (Credit Cards, Personal Loans and Mortgages, Wealth and Insurance), driven by strong performance in our core markets: Hong Kong grew by 33% year-over-year to US$8.5 million and Singapore by 11% year-over-year to US$5.6 million, reflecting our deliberate focus on expanding product offerings and market share within our largest markets

o	Combined revenue from higher-margin Wealth and Insurance products increased 31% year-over-year to US$4.7 million, accounting for over 28% of revenue, compared with 25% in the same period last year

●	Net loss was US$(6.7) million in the first quarter of 2026, compared to a net loss of US$(2.4) million in the prior year period. This was driven by macroeconomic and non-cash accounting factors, including a US$1.1 million change in the fair value of warrant liabilities and US$2.4 million in net unrealized foreign exchange losses resulting from regional currency depreciation against the US dollar

●	Adjusted EBITDA loss improved significantly by 68% year-over-year to US$(1.1) million in the first quarter of 2026, from US$(3.3) million in the same period last year, predominantly driven by revenue growth across our core verticals, and structural cost reductions across advertising and marketing expenses, employee benefit expenses and technology costs

●	Technology costs, employee benefit expenses and advertising and marketing expenses combined decreased 13% year-over-year to US$8.5 million, down from US$9.8 million during the same period last year. This reduction was attributable to technology stack simplification, enhanced platform efficiency, streamlined headcount, and data-driven targeted marketing campaigns

First Quarter 2026 Operational Highlights

●	Monthly Unique Users totaled 3.9 million for the three months ended March 31, 2026

●	MoneyHero Group Members grew by 24% year-over-year to 9.8 million as of March 31, 2026, creating a deep foundation of registered users to power personalized product matching and targeted financial recommendations

●	MoneyHero’s approval rate expanded significantly year-over-year from 36% to 48%, with 156,000 approved applications out of 329,000 applications. This improvement underscores optimized customer acquisition and a shift of applications and approved applications towards higher-conversion products, such as Insurance.

Summary of financial / KPI performance

	For the Three Months Ended March 31,
(US$ in thousands, unless otherwise noted)	2026	2025
	(unaudited)

Revenue	16,517	14,314
Adjusted EBITDA	(1,064)	(3,309)

Clicks (in thousands)	1,394	2,081
Applications (in thousands) [2,3]	329	434
Approved Applications (in thousands)[2,3]	156	155

Revenue breakdown

	For the Three Months Ended March 31,
	2026		2025
(US$ in thousands, except for percentages)	US$	%	US$	%
	(unaudited)
By Geographical Market:
Hong Kong	8,478	51.3	6,397	44.7
Singapore	5,642	34.2	5,084	35.5
Philippines	1,472	8.9	1,779	12.4
Taiwan	925	5.6	1,054	7.4
Total Revenue	16,517	100.0	14,314	100.0

By Source:
Online financial comparison platforms	14,970	90.6	12,638	88.3
Creatory	1,547	9.4	1,676	11.7

Total Revenue	16,517	100.0	14,314	100.0

By Vertical:
Credit cards	8,992	54.4	8,173	57.1
Personal loans and mortgages	2,828	17.1	2,495	17.5
Wealth	2,542	15.4	1,663	11.6
Insurance	2,113	12.8	1,892	13.2
Other verticals	42	0.3	91	0.6

Total Revenue	16,517	100.0	14,314	100.0

[2]	Due to the nature of our business, there is often a delay in receiving confirmation of the number of Applications and Approved Applications by our commercial partners. As a result, the disclosed figures may utilize estimations if data is unavailable.
[3]	Historical MoneyHero Group Members, Applications and Approved Applications as of and for comparative periods prior to September 30, 2025, have been restated to be presented on a comparable basis to our current data governance practices. These revisions had no impact on our consolidated financial statements for any of the periods presented.

Key Metrics

	For the Three Months Ended March 31,
	2026		2025
	(in millions, except for percentages)
Monthly Unique Users
Singapore	0.8	20.7%	1.3	22.6%
Hong Kong	1.2	30.1%	1.0	17.3%
Taiwan	1.1	28.0%	1.8	31.2%
Philippines	0.8	21.2%	1.6	28.9%
Total	3.9	100.0%	5.7	100.0%

Total Traffic
Singapore	2.3	18.1%	3.1	17.6%
Hong Kong	4.0	32.0%	3.3	18.8%
Taiwan	3.5	28.7%	5.8	33.5%
Philippines	2.6	21.2%	5.3	30.1%
Total	12.4	100.0%	17.5	100.0%

	As of March 31,
	2026		2025
	(in millions, except for percentages)
MoneyHero Group Members[4]
Singapore	1.5	15.2%	1.3	16.3%
Hong Kong	1.0	10.5%	0.9	10.9%
Taiwan	0.4	4.1%	0.4	4.6%
Philippines	6.9	70.2%	5.4	68.2%
Total	9.8	100.0%	8.0	100.0%

[4]	Historical MoneyHero Group Members, Applications and Approved Applications as of and for comparative periods prior to September 30, 2025, have been restated to be presented on a comparable basis to our current data governance practices. These revisions had no impact on our consolidated financial statements for any of the periods presented.

Conference Call Details

The Company will host a conference call and webcast on Wednesday, June 24, 2026, at 8:00 a.m. Eastern Time / 8:00 p.m. Hong Kong/Singapore Time to discuss the Company’s financial results. The MoneyHero Limited (NASDAQ: MNY) Q1 2026 Earnings call can be accessed by registering at:

Webcast: https://edge.media-server.com/mmc/p/b7wwzyug

Conference call: https://register-conf.media-server.com/register/BIc910046ad194431c9631e21c0745482f

The webcast replay will be available on the Investor Relations website for 12 months following the event.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a leading tech- and AI-powered personal finance aggregation and comparison platform that provides consumers with actionable insights to discover, compare, and choose the best financial products with confidence — bringing data intelligence and seamless digital access across insurance and banking solutions. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in preference shares in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero had over 270 commercial partner relationships as at March 31, 2026, and had approximately 3.9 million Monthly Unique Users across its platform for the three months ended March 31, 2026. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

Key Performance Metrics and Non-IFRS Financial Measures

“Monthly Unique User” means as a unique user with at least one session in a given month as determined by a unique device identifier from GA4. A session begins when a user opens an app in the foreground or views a page or screen while no other session is currently active (e.g., the prior session has ended). A session concludes after 30 minutes of user inactivity. To measure Monthly Unique Users over a period longer than one month, we calculate the average of the Monthly Unique Users for each month within that period. If an individual accesses a website or app from different devices within a given month, each device is counted as a separate unique user. However, if an individual logs in and accesses a website or app using the same login across different devices, they will only be counted as one unique user. This metric provides investors with insight into our market penetration and the breadth of our audience. Management uses this data to refine our content and product discovery tools, with the goal of increasing user loyalty and driving higher conversion rates from unique visitors into active product applicants.

“Traffic” means the total number of unique sessions in GA4. A unique session is a group of user interactions recorded when a user accesses a website or app within a 30-minute window. The current session concludes when there is 30 minutes of inactivity or users have a change in traffic source. Traffic is a key indicator for investors of the overall engagement volume and frequency of use of our platforms. Management utilizes this metric to analyze the efficiency of our acquisition funnel and to optimize our marketing spend toward high-ROI organic and paid channels that deliver users with the highest intent to transact.

“MoneyHero Group Members” means (i) users who have login IDs with us in Singapore, Hong Kong and Taiwan, (ii) users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan and the Philippines, and (iii) users who are registered in our rewards database in Singapore and Hong Kong. Any duplications across the three sources above are deduplicated. This metric is useful to investors as it identifies our core base of registered users who have established a direct relationship with our platforms. Management uses this data to evaluate the scale of our market reach and to improve our AI-driven personalization. By understanding member behavior, we can provide more accurate financial recommendations, which encourages repeat use of our services and increases the long-term value of each user relationship.

“Clicks” means the sum of unique clicks by product item on a tagged “Apply Now”, “Express Buy”, “Buy” or similar button on our website, including product result pages and blogs. We track Clicks to understand how our users engage with our platforms prior to application submission or purchase, which enables us to further optimize conversion rates.

“Applications” means the total number of product applications submitted by users and confirmed by our commercial partners. Management uses this metric to assess the conversion efficiency of our platforms and the effectiveness of our marketing strategies in driving users toward the final stages of the transaction funnel.

“Approved Applications” means the number of applications that have been approved and confirmed by our commercial partners. Management utilizes this data to evaluate the quality and success rate of applications facilitated through our platforms, which is critical to our success-based fee model and our ability to align user demand with our commercial partners’ underwriting standards.

“Approval Rates” means the total number of Approved Applications divided by the total number of Applications during the respective periods presented. Management uses this metric to track our overall conversion success ratio.

In addition to MoneyHero Group’s results determined in accordance with IFRS, MoneyHero Group believes that the key performance metrics above and the non-IFRS measures below are useful in evaluating its operating performance. MoneyHero Group uses these measures to evaluate ongoing operations and for internal planning and forecasting purposes. MoneyHero Group believes that non-IFRS information may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as profit/(loss) for the period and profit/(loss) before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as loss for the period plus income tax expense, depreciation and amortization, interest income, finance costs, changes in fair value of financial instruments, impairment of other assets, equity-settled share-based payment expenses, unrealized foreign exchange loss/(gain) and non-recurring legal and professional fees and other expenses. For further details on the components of these adjustments and why management believes this non-IFRS measure provides useful supplemental information to investors, please see our Annual Report on Form 20-F for the year ended December 31, 2025.

EBITDA is a non-IFRS financial measure defined as loss for the period plus income tax expense, depreciation and amortization, interest income and finance costs.

A reconciliation is provided for each non-IFRS measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies. We currently, and will continue to, report financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

	For the Three Months Ended March 31,
(US$ in thousands)	2026	2025
	(unaudited)

Loss for the period	(6,744)	(2,449)
Income tax expense	6	-
Depreciation and amortization	333	302
Interest income	(98)	(132)
Finance costs	12	14
EBITDA	(6,491)	(2,265)

Non-cash items:
Changes in fair value of financial instruments	1,104	(473)
Impairment of other assets	4	-
Equity-settled share-based payment arising from employee share incentive scheme	327	441
Unrealized foreign exchange loss/(gain), net	2,396	(1,012)

Other non-recurring items:
Non-recurring legal and professional fees and other expenses	1,596	-
Adjusted EBITDA	(1,064)	(3,309)

Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Group’s growth strategies, future results of operations and financial position, market size, industry trends and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Company and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; and the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of pandemics on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s annual report for the year ended December 31, 2025 on Form 20-F (File No.: 001-41838), registration statement on Form F-1 (File No.: 333-275205), and other documents to be filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets, or business of the Company.

For inquiries, please contact:

Investor Relations:

MoneyHero IR Team

IR@MoneyHeroGroup.com

Media Relations:

MoneyHero PR Team

Press@MoneyHeroGroup.com

Consolidated Statements of Loss and Other Comprehensive Loss or Income

	For the Three Months Ended March 31,
(US$ in thousands, except for loss per share)	2026	2025
	(unaudited)

Revenue	16,517	14,314

Cost and expenses:
Cost of revenue	(7,866)	(6,364)
Advertising and marketing expenses	(3,920)	(4,584)
Technology costs	(539)	(816)
Employee benefit expenses	(3,998)	(4,354)
General, administrative and other operating expenses	(3,512)	(2,190)
Foreign exchange differences, net	(2,404)	954

Operating loss	(5,722)	(3,040)

Other income/(expenses):
Other income	101	131
Finance costs	(12)	(13)
Changes in fair value of financial instruments	(1,104)	473

Loss before tax	(6,737)	(2,449)
Income tax expense	(7)	-
Loss for the period	(6,744)	(2,449)

Other comprehensive income/(loss)
Other comprehensive income/(loss) that may be classified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	1,864	(1,378)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement loss on defined benefit plan	(1)	-
Fair value loss on non-current financial asset	(71)	-
Other comprehensive income/(loss) for the period, net of tax	1,792	(1,378)

Total comprehensive loss for the period, net of tax	(4,952)	(3,827)

Loss per share attributable to ordinary equity holders of the parent
Basic and diluted	(0.2)	(0.1)

Consolidated Statements of Financial Position

	As of March 31,	As of December 31,
(US$ in thousands)	2026	2025
	(unaudited)	(audited)
NON-CURRENT ASSETS
Non-current financial asset	473	544
Intangible assets	665	626
Property and equipment	402	171
Right-of-use assets	732	935
Deposits	57	58
Total non-current assets	2,329	2,334

CURRENT ASSETS
Accounts receivable	15,992	18,745
Contract assets	19,059	17,898
Prepayments and other assets	5,983	6,255
Tax recoverable	43	43
Pledged bank deposits	183	185
Cash and cash equivalents	27,984	31,185
Total current assets	69,244	74,311

CURRENT LIABILITIES
Accounts and other payables	33,561	34,935
Warrant liabilities	2,234	1,130
Lease liabilities	566	702
Tax payable	2	2
Provisions	44	45
Total current liabilities	36,407	36,814

NET CURRENT ASSETS	32,837	37,497

TOTAL ASSETS LESS CURRENT LIABILITIES	35,166	39,831

NON-CURRENT LIABILITIES
Lease liabilities	190	240
Deferred tax liabilities	38	39
Defined benefit liabilities	151	141
Total non-current liabilities	379	420

Net assets	34,787	39,411

EQUITY
Issued capital	5	5
Reserves	34,782	39,406
Total equity	34,787	39,411